August 25, 2014

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Angie Kim

Re:	Gulfport Energy Corporation

Form 10-K for the Fiscal Year ended December 31, 2013

Filed February 28, 2014

Form 10-Q for the Quarterly Period Ended March 31, 2014

Filed May 9, 2014

File No. 0-19514

Dear Ms. Kim:

Reference is made to the comment letter received by Gulfport Energy Corporation (the “Company”) from the Staff of the Securities and Exchange Commission dated August 13, 2014 with respect to the Company’s periodic reports identified above (the “Comment Letter”). This letter will confirm our telephone call on Friday, August 22, 2014 granting a ten business day extension for the Company to respond to the Comment Letter. Accordingly, the Company will submit its responses on or before Thursday, September 11, 2014.

Thank you very much for your consideration.

Very truly yours,

/s/ Seth R. Molay

Seth R. Molay, P.C.

cc:	Michael G. Moore

Chief Executive Officer & President

Gulfport Energy Corporation

1700 Pacific Avenue, Suite 4100 | Dallas, Texas 75201-4675 | 214.969.2800 | fax: 214.969.4343 | akingump.com